Exhibit 99.1

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

FIRST QUARTER 2003 CUSTOMER RESULTS: 17.4% GROWTH IN CUSTOMER BASE YEAR-ON-YEAR BUSINESS CUSTOMERS INCREASE TO 34.4% OF CONTRACT CUSTOMER BASE

ATHENS, April 15, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their customer results for the first quarter 2003:

•	Total number of customers reached 2,581,329, an increase of 17.4% year-on-year.

•	Total net additions for the first quarter of 2003 were 67,687, up 7.3% from 1Q02.

•	Prepaid net additions almost tripled in the quarter compared with 1Q02, reaching 62,751. Contract net additions for the quarter were 4,936.

•	Prepaid customers numbered 1,808,477—representing approximately 70% of the total customer base—while contract customers numbered 772,852.

STET Hellas yet again enjoyed firm growth in the high-end business segment, with B BEST customers growing to 34.4% of the total contract customer base, versus 19.6% in 1Q02 and 30.3% at the end of 2002. In the residential market, subscribers on the new TELESTET bundled-minutes based packages— launched in early February to cover the changing needs of a wider market spectrum, already account for approximately 10% of our contract customer base.

Annualized blended churn was 25.0% for the first quarter of the year versus 30.7% in the corresponding period of 2002.

“Our customer results for the first quarter of the year reaffirm our commitment towards building a high-yielding customer base that will further support our long-standing goal towards profitability improvement,” stated STET Hellas’ Chief Executive Officer, Mr. Nikolaos Varsakis. “Having embarked into an era where mobile operators focus on ensuring customer loyalty and enticing increased usage, we will capitalize on advanced technology to continue delivering appealing product & services offerings, and thereby further strengthen our market position in the Greek mobile environment.”

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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585 ir@telestet.gr www.telestet.gr/en/ir.cfm	STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges